Catalyst Paper Corporation
16th Floor, 250 Howe Street
Vancouver, British Columbia
Canada V6C 3R8

Tel: 604 654 4000
Fax: 604 654 4048

News Release

April 24, 2007

Weaker paper prices, rising costs challenge Catalyst in Q1

Vancouver, (BC) - Catalyst Paper recorded a net loss of $25.6 million or $0.12 per common share on sales of $478.1 million in the first quarter of 2007, the result of weaker paper prices, rising fibre prices, restructuring costs and higher planned major maintenance costs.

The net loss included $12.2 million or $0.06 per common share of after-tax costs associated with restructuring and change-of-control-related costs. These factors were partially offset by market pulp prices reaching their highest level since 1995 as well as weakening of the Canadian dollar.

The first-quarter results compare to a net loss of $37.2 million or $0.17 per common share on sales of $470.6 million in the fourth quarter of 2006. Earnings before interest, taxes, depreciation and amortization (EBITDA) totalled $14.1 million in the first quarter, down from $48.5 million in the fourth quarter.

The company posted an after-tax foreign exchange gain of $6.6 million or $0.03 per common share in the first quarter from the translation of US-dollar-denominated debt. This compares to an after-tax foreign exchange loss of $26.2 million or $0.12 per common share in the fourth quarter of 2006.

During the quarter, former president and chief executive officer Russell J. Horner and former vice-president finance and chief financial officer Ralph Leverton left the company. Richard Garneau was appointed president and chief executive officer on March 26, while David Smales was appointed acting vice-president finance and chief financial officer on March 29.

“Today, we are benefiting from the cyclical strength in pulp prices as we focus on streamlining and efficiency across all parts of the business. At the same time, we are managing our input costs tightly, with close attention to the upward trend in fibre prices as severe weather and sawmill curtailments continued into the first quarter,” said Catalyst president and chief executive officer Richard Garneau.

Higher average transaction prices for directory paper and pulp, along with the positive effect of a weaker Canadian dollar, offset lower average transaction prices for the company’s newsprint and coated mechanical and uncoated mechanical grades.

Markets for the company’s specialty paper products were mixed in the first quarter as changes in the consumption and capacity of coated and uncoated mechanical grades resulted in weaker prices overall. Directory paper demand, however, remained solid and prices were up.

Newsprint consumption in the US dropped significantly in the first quarter and prices continued to weaken.

Benchmark prices for the company’s market pulp products rose to their highest level since 1995 as inventories remained tight. Containerboard demand decreased because of weak box shipments, though prices remained firm due to balanced mill and box plant inventories.

The restructuring plan announced in February which will see the company shed approximately 350 positions during 2007 is underway and $10.8 million of costs were recorded in the first quarter.

The company spent $20.3 million on capital projects in the first quarter. Total planned maintenance costs are expected to be consistent with previous years with higher spending continuing into the second quarter before falling to lower levels for the remainder of the year.

Catalyst is a leading producer of mechanical printing papers in North America, headquartered in Vancouver, British Columbia. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills employing 3,500 people at sites within a 160-kilometre radius on the south coast of BC, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst’s common shares trade on the Toronto Stock Exchange under the symbol CTL.

Richard Garneau, president and CEO and David Smales, acting vice-president, finance and CFO will hold a conference call with financial analysts and institutional investors on Wednesday, April 25, 2007 at 11 a.m. ET, 8 a.m. PT to present the company’s first-quarter results. Media and other interested people may listen to the live broadcast at www.catalystpaper.com/conferencecall.asp.

Forward-Looking Statements

Except for the historical information contained herein, the matters set forth in this report are forward-looking, including statements with respect to general economic conditions, assessment of market conditions, demand for products, pricing expectations, cash flow, anticipated savings and cost reductions, productivity, manning levels, capacity and capital expenditures. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements.

For more information:

Lyn Brown
Vice-President, Corporate Affairs
604-654-4212